July 28, 2016

VIA EDGAR

Joel Parker

Senior Assistant Chief Accountant

Offices of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.
Form 40-F for the fiscal year ended December 31, 2015
Filed March 17, 2016
Form 6-K filed May 6, 2016
File No. 001-32403

Dear Mr. Parker:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated July 1, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”) and Form 6-K (the “Form 6-K”) and hereby submits this letter in response to the Comment Letter. For ease of reference, the Staff’s comments are reprinted below and followed by the Company’s responses.

6-K Filed May 6, 2016

Exhibit 99.1 Mineral Reserves

Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, BC V6C 1S4
Canada
T 604 688 5755
www.turquoisehill.com

Staff’s comment

1.

We note your disclosure that your 2016 Oyu Tolgoi feasibility study has been completed. Please forward to our engineer, as supplemental information and not as part of your filing, the 2016 Oyu Tolgoi feasibility study, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response

A telephone discussion was held on July 6, 2016 between Bernard Peters, Technical Director – Mining, OreWin Pty Ltd (“OreWin”) and John Coleman, Mining Engineer, the Commission. Bernard Peters is the Qualified Person for Mineral Reserves in the 2014 Oyu Tolgoi Technical Report (the “2014 OTTR”).

It was clarified during the call that the 2016 Oyu Tolgoi Feasibility Study (“OTFS16”) was prepared by Oyu Tolgoi LLC and reported the same Mineral Resources and Mineral Reserves as in the 2014 OTTR, with the exception that open pit Mineral Reserves were depleted by open pit production up to December 31, 2015.

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Underground Mineral Reserves reported in OTFS16 were the same as those reported in the 2014 OTTR. The depleted Mineral Reserve at December 31, 2015 was reported in Schedule C of the Annual Information Form for the year ended December 31, 2015, as included in Exhibit 99.1 to the Form 40-F.

OreWin is currently preparing a National Instrument 43-101 Technical Report based on OTFS16 and the Company expects to publish that Technical Report in the second half of 2016. At the request of the Staff, OreWin prepared a cash flow to demonstrate that the Mineral Reserve in OTFS16 is still valid. As discussed between Messrs. Peters and Coleman, a report (titled “Oyu Tolgoi Feasibility Study 2016 Economic Analysis”) containing the cash flow will be provided supplementally to the Staff on a CD, formatted as Adobe PDF files. Mr. Peters will be available to discuss any questions Mr. Coleman may have with respect to such information. To arrange a call with Mr. Peters, please contact Brendan Lane of the Company at (801) 204-2932 or (801) 245-0991 (cell).

As provided in Rule 12b-4 of Regulation 12B, the Company requests that the information be considered confidential and be returned to the Company.

Form 40-F for the fiscal year ended December 31, 2015

Exhibit 99.2

17. Income Taxes, page 40

Staff’s comment

2.

We note you recognized $165 million tax benefit at December 31, 2015 as a result of your reassessment of a deferred tax asset arising from accrued but unpaid interest expense. Please address the following:

•	Provide us with analysis of your accounting citing the authoritative literature used to reach your conclusion. Specifically address why it was recorded in the current period.

•	Tell us which of your debt instruments generated the applicable interest expense and the periods that it was recognized

•	Tell us where you recognize the applicable interest expense in the statements of income (loss) and accrue it in the statements of financial position.

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Response

Background and source of interest expense

The deferred tax asset of $165 million at December 31, 2015 related to unused deductible temporary differences arising from 2015 and prior years’ interest expense accrued on intercompany shareholder debt from a wholly owned subsidiary of the Company to Oyu Tolgoi LLC but not deductible for tax purposes until paid. These arrangements are summarized in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for 2015, as included in Exhibit 99.3 to the Form 40-F, under the heading “Funding of Oyu Tolgoi by Turquoise Hill”. For each reporting period since inception of the shareholder debt in 2011, interest payable has been accrued by Oyu Tolgoi LLC in accordance with the relevant shareholder loan agreements.

The interest expense accrued by Oyu Tolgoi LLC becomes tax-deductible when paid, upon which it is subject to a statutory expiry timeframe in Mongolia of eight years.

Previous periods’ assessment

Prior to the quarter ended December 31, 2015, no deferred tax asset was recorded in the statement of financial position with respect to the accrued interest expense, following assessments of recoverability in accordance with International Accounting Standard (“IAS”) 12 Income Taxes:

A deferred tax asset shall be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized... [Paragraph 24].

Determination of when taxable profit would be available against which the deductible temporary differences could be utilized considered the following:

•

Likelihood and timing of restarting underground mine development at Oyu Tolgoi: Availability of future taxable profits against which deductible temporary differences can be utilized is dependent upon development of underground operations at Oyu Tolgoi. In the absence of underground development, existing open pit operations would not generate taxable profits in future years. Underground development was delayed in August 2013 to allow matters with the Government of Mongolia to be resolved, with commencement of further development to take place once the following conditions were met:

¡	Successful resolution of shareholder matters

¡	Agreement on a comprehensive funding plan, including Oyu Tolgoi project finance

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¡	Approval of the 2014 Feasibility Study by all shareholders and acceptance by the Mongolian Minerals Council (“MMC”) and

¡	Obtaining all necessary permits for the mine’s operation and development

[presented in MD&A, as included in Exhibit 99.3 to the 2014 Form 40-F, under the heading “Discussions with the Government of Mongolia and project financing”]

As disclosed in the 2015 Form 40-F, on May 18, 2015, the Company, the Government of Mongolia and Rio Tinto signed the Oyu Tolgoi Underground Mine Development and Financing Plan (the “Underground Plan”), which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project.

[presented in MD&A, as included in Exhibit 99.3 to the Form 40-F, under the heading “Oyu Tolgoi Underground Mine Development and Financing Plan”]

At the time of entering into the Underground Plan, next steps toward the underground development were identified as including:

•	On-going discussions with the Government of Mongolia in relation to the 2014 Feasibility Study, and;

•	Engagement with international financial institutions, export credit agencies and commercial banks to secure approximately $4 billion in project financing.

[presented in Exhibit 99.1 to the Company’s press release filed on Form 6-K on May 18, 2015, under the heading “Turquoise Hill provides additional details on Oyu Tolgoi Underground Mine Development and Financing Plan”]

Resolution of shareholder matters, agreement of the funding plan, and subsequent securing of project financing were considered a prerequisite to establishing the probability of future taxable profits being available against which to utilize the deductible temporary differences.

Consideration of the above resulted in an assessment that the accrued interest expensed on shareholder loans did not meet the criteria under IAS 12 for probable recovery against taxable profits in the future.

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Reassessment of recoverability at December 31, 2015

IAS 12 requires a reassessment of unrecognized deferred tax assets at each period end:

At the end of each reporting period, an entity reassesses unrecognised deferred tax assets. The entity recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered [Paragraph 37].

As disclosed in the Form 40-F, on December 14, 2015, Oyu Tolgoi LLC signed a $4.4 billion project finance facility. Together with signing of the Underground Plan, obtaining project finance resolved matters prerequisite to establishing the probability of future taxable profits being available against which to utilize the deductible temporary differences. These events are presented in MD&A, as included in Exhibit 99.3 to the Form 40-F, under the headings “Oyu Tolgoi Underground Mine Development and Financing Plan” and “Signing of project finance.”

The reassessment performed at December 31, 2015 concluded that, in view of increased certainty of underground development proceeding, it was now probable future taxable profit would be available before the deductible temporary differences arising from accrued shareholder loan interest expense expired, resulting in $165 million of deductible temporary differences meeting the IAS 12 “probable” criterion for recognition and accordingly being recorded in the Statement of Financial Position. The newly recognized deferred tax asset was supported by a cash flow model, using assumptions that were consistent with both the most recent Life of Mine plan and other aspects of the Company’s financial accounting (for example asset valuation in accordance with IAS 36 Impairment of Assets).

Financial statements presentation

The interest expense relating to shareholder loan arrangements referred to above, and giving rise to the deferred tax asset recognized at December 31, 2015, is classified as a finance cost. The expense eliminates upon consolidation against corresponding income in the Consolidated Statements of Income (Loss) of the Company.

Accrual for the interest expense liability is made in the statutory Oyu Tolgoi entity, with a corresponding receivable recorded in the loan-issuing subsidiary. These balances offset / eliminate in the Consolidated Statement of Financial Position; disclosure of the arrangements is made on page 12 of the MD&A as referenced above.

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20. Non-controlling interests, page 44

Staff’s comment

3.

Please tell us why you are recording the $751 million of common shares investments funded on behalf of Erdenes against non-controlling interest. In addition, tell us why you believe the balance is recoverable considering the continued allocation of losses to the non-controlling interest. Please cite the authoritative literature used to reach your conclusions.

Response

Recording common share investments funded against non-controlling interest.

The $751 million represents non-recourse loans to Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government, which owns the 34% non-controlling interest, upon the issuance of the common shares of Oyu Tolgoi to Erdenes. These arrangements are summarized in MD&A for 2015, as included in Exhibit 99.3 to the Form 40-F, under the heading “Funding of Oyu Tolgoi by Turquoise Hill”. Such amounts were advanced prior to the Company’s adoption of IFRS. Accordingly, the Company applied the provisions of IFRS First-time Adoption of International Financial Reporting Standards to such amounts.

The Company had determined under its prior basis of accounting (US GAAP S-X 5-02.30 and SAB 99, Topic 4E), and upon adoption of IFRS, that the non-recourse loans did not meet the definition of an asset, as the receivables arose from the issuance of capital stock and the Company’s ability to demand collection of the loans is limited to Erdenes’ future dividends from the Company’s subsidiary Oyu Tolgoi LLC (or as a result of events in the control of Erdenes, such as the sale by Erdenes of its interest in Oyu Tolgoi LLC). Accordingly, upon the issuance of the Oyu Tolgoi LLC common shares to Erdenes (which established the non-controlling interest), the Company’s non-recourse loan from Erdenes were classified under US GAAP as a reduction of the corresponding equity account, the non-controlling interest.

IFRS 1, paragraph B7, states that the applicable provisions of IFRS 10 Consolidated Financial Statements (those related to changes of a parent’s interest in a subsidiary without losing control and the allocation of comprehensive income to owners and non-controlling interests involving a deficit balance) shall be applied on a prospective basis commencing with the Company’s IFRS transition date, January 1, 2014. Accordingly, the Company’s historical allocation methodology related to such matters (except to the extent affected by other IFRS adjustments) effectively became the basis for the Company’s transition date balances under IFRS 1.

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Recoverability and allocation of losses to the non-controlling interest.

The Company does not assess recoverability of the balance in non-controlling owners’ equity relating to the non-recourse loans, and the Company’s accounting policy for the allocation of losses of Oyu Tolgoi LLC is not predicated on the recoverability of the non-recourse loans. IFRS 10 does not prescribe a specific method for the allocation of income and loss to non-controlling interests. Pursuant to the Company’s accounting policy in Note 2(c) (i) of its Financial Statements for the year ended December 31, 2015, income and loss of Oyu Tolgoi LLC is attributed to the controlling and non-controlling equity holders based on ownership percentage. This policy is applied, even if this results in the non-controlling interests having a deficit balance (IFRS 10, B94).

In connection with responding to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings made with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

If you have any questions or additional comments concerning the foregoing, please contact me at (801) 204-2110.

Very truly yours,

/s/ Steeve Thibeault
Steeve Thibeault
Chief Financial Officer
Turquoise Hill Resources Ltd.

cc:	Brian McAllister, John Coleman

Securities and Exchange Commission

Edwin S. Maynard, Esq., David E. Sobel, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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